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December 20, 2012

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549
Attn:  Larry Spirgel, Assistant Director

Re:	American Public Education, Inc.
Form 10-K
Filed February 28, 2012
Schedule 14A
Filed March 26, 2012
File No. 001-33810

Dear Mr. Spirgel:

On behalf of American Public Education, Inc. (the “Company”, “we” or “us”), this letter is in response to the staff’s comments provided in your letter dated December 6, 2012 to Dr. Wallace E. Boston, Jr., with respect to the above-referenced Form 10-K.

For ease of reference, the staff’s comments are set forth in italic type immediately before the response submitted on behalf of the Company.

Form 10-K for the Year Ended December 31, 2011

Note 1. Significant Accounting Policies

Accounts Receivable, page 72

1. We note from your disclosures that students can elect various payment options, which can delay the receipt of payment up until the class starts or longer. In this regard, please describe these extended payment plans and how they affect your revenue recognition policy.

United States Securities and Exchange Commission	-2-	December 20, 2012

As the staff notes, students may elect various payment options, including self-pay options and various third-party payment arrangements.  However, the method of payment does not affect the Company’s recognition of revenue under its revenue recognition policy.  Students are required to elect a method of payment for their course or courses when they register for the course. Prior to starting a class, the student must demonstrate that they have completed the necessary process to ensure payment will be made.

Self-pay options allow a student to pay with e-check, credit card or in installments. Installment self-pay payments are structured using automated debit or credit in the following manner:

16-Week Schedule

Upon Registration, 25% of tuition is due plus 100% of the Technology Fee
On the 15th of the session's first month 25% of tuition is due
On the 15th of the session's second month 25% of tuition is due
On the 15th of the session's third month the remaining 25% of tuition is due

8-Week Schedule

Upon Registration, 50% of tuition is due plus 100% of the Technology Fee
On the 15th of the session's first month, the remaining 50% of tuition is due

Third-party payments are generally in the form of federal student aid grants and loans, military tuition assistance payments, employer tuition reimbursement and employer payments. Students must complete all necessary processes prior to attending courses to demonstrate that the student is eligible for the third-party payments. Federal student loans and grants are disbursed once a student has started courses and attendance and academic activity has been verified. In many cases, payments exceed the direct cost of attendance and credit balances are returned to the student per federal regulations for a student’s indirect costs.

Military tuition assistance is paid on behalf of the student once an invoice has been delivered to the appropriate agency and the agency has processed the invoice for payment.

As noted above, revenue is recognized ratably over the length of the course, regardless of payment method. We believe that the collectibility of tuition is reasonably assured by obtaining the necessary approvals from third-party payors prior to the start of a student’s course, or by establishing automated debt or credit arrangements directly with the student.  Furthermore, the Company notes that its arrangements with respect to these types of payment options are consistent with industry practice and the Company has a history of collecting on these terms.

Because the method of payment does not impact the Company’s revenue recognition policy, the Company does not think that additional disclosure on the details of the methods of payment is material to investors.  Additionally, the Company’s refund policy (see exhibit A) is structured such that revenue recorded for a course will not exceed the funds retained by the Company when a course is dropped. We believe that Company’s current disclosure of its revenue recognition policy and deferred revenue includes what is material to investors. As part of Company’s response to the staff’s next comment, the Company intends to incorporate details on its refund policy in its filing on Form 10-K for the year ended December 31, 2012.

United States Securities and Exchange Commission	-3-	December 20, 2012

Revenue Recognition, page 74

2. We refer to the Department of Education’s Title IV Return of Funds policy as described on page 25. Please revise your accounting policy to describe your refund policy and how you account for student withdrawals and related refunds, including Title IV refunds.

The return of Title IV funds does not release a student from his or her payment obligations and therefore does not impact the Company’s recognition of revenue.  When the Company is required to return Title IV funds to the Department of Education, the student remains obligated to pay those amounts.  For the staff’s reference, the Company has a history of consistently applying its refund policies, as described in the Form 10-K and further described below.

The Company acknowledges the staff’s comment and intends in its Form 10-K for the year ended December 31, 2012 to incorporate language substantially similar to the following:

The Company refunds 100% of tuition for courses that are dropped by students before the conclusion of the first seven days of a course. Because courses begin the first Monday of every month and penalty free drops occur by the second Monday of every month, the Company does not recognize revenue for dropped courses.  After a course begins and if a student does not drop their course, the following refund policy is used:

8-Week Course-- Tuition Refund Schedule

Withdrawal Request	Date Tuition Refund Percentage
Before or During Week 1	100%
During Week 2	75%
During Weeks 3 and 4	50%
During Weeks 5 through 8	No Refund

16-Week Course-- Tuition Refund Schedule

Withdrawal Request	Date Tuition Refund Percentage
Before or During Week 1	100%
During Week 2	100%
During Weeks 3 and 4	75%
During Weeks 5 through 8	50%
During Weeks 9 through 16	No Refund

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 16

Annual Incentive Cash Compensation, page 19

3. On pages 19 through 25, you discuss the performance metrics the compensation committee established for determining annual incentive cash compensation. We note that on pages 23 and 25, you disclose the targets and thresholds for MBO and financial performance in 2011; however, you do not disclose the targets for SSQ. In your future filings, please also disclose the performance targets and threshold levels that must be reached for payment to each officer under the SSQ component of your annual incentive program. See Item 402(b)(2)(v) of Regulation S-K. To the extent that you have not disclosed the targets or threshold levels because you believe such disclosure is not required as disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the information should be afforded confidential treatment.

United States Securities and Exchange Commission	-4-	December 20, 2012

In a letter dated September 6, 2007, the staff provided a similar comment with regard to certain disclosures regarding the Company’s SSQ targets in the Company’s Registration Statement on Form S-1, filed August 7, 2007 (the “Registration Statement”).  As explained in a letter in response to that comment, dated September 20, 2007, the SSQ targets consist of an objective proprietary measurement system that were designed in 2004 to project and subsequently measure the Company’s business operations and growth and as such would be competitively harmful to disclose.  After that explanation, the staff had no further comment regarding the disclosure of the SSQ targets in connection with the Registration Statement.

As explained in the September 20, 2007 letter, the Company believe that the specific SSQ targets constitute “commercial or financial information” within the meaning of Exemption 4 of the Freedom of Information Act (“Exemption 4”), pursuant to Instruction 4 to Item 402(b) of Regulation S-K.  Courts have generally given the terms in Exemption 4 their ordinary meanings.  See, e.g., National Ass’n of Home Builders v. Norton, 309 F.3d 26, 38 (D.C. Cir. 2002).  Accordingly, “commercial” has been interpreted to mean not only information related to a venture where profit is the primary aim, but also anything “pertaining or relating to or dealing with commerce.”  Am. Airlines, Inc. v. Nat’l Mediation Bd., 588 F.2d 863, 871 (2d Cir.1978).  The specific SSQ metrics pertain to commerce because they relate to the details regarding the Company’s operating procedures, how the Company manages and measures its business and what elements of the Company’s operations are important to its success.  Disclosure of the metrics would cause substantial competitive harm to the Company by disclosing sensitive business information and know-how to its competitors, some of which information constitutes trade secrets.  For example, to the extent that the Company were to provide student satisfaction targets, one category of SSQ targets mentioned in its disclosure, students could misinterpret the data or trends that we identify, or competitors could advertise the data or trends in such a manner as to cause the Company competitive harm.

In addition, as part of the confidential treatment analysis, by providing examples of the categories of metrics used in the SSQ, the Company believes that it has provided all of the information regarding the SSQ portion of its annual incentive plan that is material to investors.  Disclosure of the specifics of the over 20 SSQ targets, many of which are technical in nature, would require a significant amount of additional disclosure without providing investors with additional material information, particularly in light of the disclosure relating to the degree of difficulty in achieving these metrics.  In this regard, the Company is mindful of the Commission’s general admonitions regarding the length and complexity of the executive compensation portion of company disclosures, and the need to limit such disclosures to material information described as simply as possible.  Similarly, because there are so many components of the SSQ, each individual component alone does not have a material impact on compensation.  Rather, it is the result of the SSQ as a whole that is more important to an understanding of compensation.  Further, these metrics are highly confidential, both outside and inside the Company.  The Company strictly guards the SSQ targets from disclosure outside of its organization and, even internally, stores and provides the information in such a way as to limit the ability of its employees to access and disclose it.

*               *              *              *

United States Securities and Exchange Commission	-5-	December 20, 2012

Attached to this email as Attachment A is a statement from the Company covering the matters requested in your letter.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (410) 659-2778 or Michael J. Silver at (410) 659-2741.

Very truly yours,

/s/ William I. Intner

William I. Intner

Partner
william.intner@hoganlovells.com
D 1.410.659.2778

Cc:	Wallace E. Boston, Jr.
Harry T. Wilkins
Paul Thompson, McGladrey, LLC

Exhibit A

Eight Week Course	Revenue recognized	Retained Funds from Refund Policy
Week 11	0%	0%
Week 2	25%	25%
Week 3	38%	50%
Week 4	50%	50%
Week 5	63%	100%
Week 6	75%	100%
Week 7	88%	100%
Week 8	100%	100%

1Note:as drops occur during the first week of each month and revenue recognized at the end of each month, no revenue is recognized in the financial statements for dropped courses.

Sixteen Week Course	Revenue recognized	Retained Funds from Refund Policy
Week 11	0%	0%
Week 22	13%	0%
Week 3	19%	25%
Week 4	25%	25%
Week 5	31%	50%
Week 6	38%	50%
Week 7	44%	50%
Week 8	50%	50%
Week 9	56%	100%
Week 10	63%	100%
Week 11	69%	100%
Week 12	75%	100%
Week 13	81%	100%
Week 14	88%	100%
Week 15	94%	100%
Week 16	100%	100%

1Note:as drops occur during the first week of each month and revenue recognized at the end of each month, no revenue is recognized in the financial statements for dropped courses.

2Note:if a student withdraws during the second week of a sixteen week course, an adjustment is made at the end of the month to reverse any revenue recognized.

Attachment A
Statement of American Public Education, Inc.

December 20, 2012

Re:	American Public Education, Inc.
Form 10-K
Filed February 28, 2012
Schedule 14A
Filed March 26, 2012
File No. 001-33810

American Public Education, Inc. (the “Company”), hereby acknowledges, in connection with the comments of the Securities and Exchange Commission staff on each of the above referenced filings, that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

American Public Education, Inc.

By:	/s/ Harry T. Wilkins
Harry T. Wilkins
Executive Vice President, Chief Financial Officer